EXHIBIT 5

November 29, 2001

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

               RE: Decelle, Inc. Employees= 401(k) Savings Plan

Ladies and Gentlemen:

          I am General Counsel of Burlington Coat Factory Warehouse Corporation (the ACompany@), and I have represented the Company in connection with the preparation of the Registration Statement on Form S-8 of the Company relating to 100,000 shares of Common Stock, $1.00 par value per share (the AShares@), of the Company being registered for offer and sale pursuant to the following plans (the "Plans"): (i) the Burlington Coat Factory Warehouse Corporation 401(k) Profit Sharing Plan, an employee benefit plan sponsored by the Company and affiliates thereof, and (ii) the Decelle, Inc. Employees= 401(k) Savings Plan (the APlans@), an employee benefit plan sponsored by the Company=s wholly-owned subsidiary Decelle, Inc. and affiliates thereof.

          I have examined the Certificate of Incorporation, as amended, and the By-Laws of the Company, the Plans and such other corporate documents and records as I have deemed necessary in order to render the opinion set forth below.

          Based upon the foregoing, and subject to the qualification that I am admitted to the practice of law in the State of New York and the State of New Jersey and do not purport to be expert in the laws of any jurisdiction other than the State of New York and the State of New Jersey and the federal laws of the United States, I am of the opinion that:

          1.     The Company is a corporation duly organized and validly existing under the laws of the State of Delaware.

          2.     The Shares being offered under the Plans, when issued in accordance with and pursuant to the Plans, will be validly issued, fully paid and non-assessable.

          I hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours, /s/ Paul C. Tang Paul C. Tang, General Counsel